UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 202, 595 Howe Street
Vancouver, British Columbia,

V6C 2T5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☐            Form 40-F      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

Exhibit 99.1 (Material Change Report dated August 9, 2021), Exhibit 99.2 (Consent of Wade Brunham), Exhibit 99.3 (Consent of Carl Defilippi), Exhibit 99.4 (Consent of Denys Parra), Exhibit 99.5 (Consent of Brent Johnson), Exhibit 99.6 (Consent of Matthew Dean Gray), Exhibit 99.7 (Consent of Sue Bird), Exhibit 99.8 (Consent of Jesse Aarsen), and Exhibit 99.9 (Consent of Lee Josselyn) to this Report on Form 6-K are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-252957), as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: August 9, 2021	/s/ Etienne Morin
Name: Etienne Morin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated August 9, 2021

99.2	Consent of Wade Brunham

99.3	Consent of Carl Defilippi

99.4	Consent of Denys Parra

99.5	Consent of Brent Johnson

99.6	Consent of Matthew Dean Gray

99.7	Consent of Sue Bird

99.8	Consent of Jesse Aarsen

99.9	Consent of Lee Josselyn